444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-09

PolyMet Releases Voting Results of Annual Shareholder Meeting

St. Paul, Minn., June 16, 2021 - The board of directors of PolyMet Mining Corp. ("PolyMet" or the "company") TSX: POM; NYSE American: PLM, re-elected Jon Cherry its chairman following the Annual General and Special Meeting of Shareholders in Vancouver, British Columbia and re-appointed Al Hodnik lead independent director.

In the annual meeting, which also was held virtually at www.virtualshareholdermeeting.com/PLM2021, 86.16% of the eligible shares were represented and all motions put forward by the company were passed.

The number of directors of the company was fixed at seven and the following persons were elected as directors of the company to hold office until the next annual general meeting.  The voting results are shown below:

Director	Votes For	% For	Votes Withheld	% Withheld
Jonathan Cherry	75,470,876	99.06%	711,073	0.94%
David Dreisinger	75,658,841	99.31%	523,108	0.69%
David J. Fermo	75,992,612	99.75%	189,337	0.25%
Alan R. Hodnik	75,635,600	99.28%	546,349	0.72%
Roberto Huby	75,931,137	99.67%	250,812	0.33%
Nathan Bullock	75,949,370	99.69%	232,579	0.31%
Stephen Rowland	75,609,490	99.24%	572,459	0.76%

Deloitte & Touche LLP was re-appointed as auditors of the company and the board is authorized to fix the remuneration to be paid to the auditors.

PolyMet shareholders further re-approved the Omnibus Share Compensation Plan, as approved by shareholders in 2007, amended and restated and confirmed from time to time, most recently by shareholders in 2018.

Following the meeting, Mr. Cherry gave a presentation on achievements of the past year and goals for the future.  Key achievements include:

  A continuing strong safety and environmental record that included an injury-free workplace in 2021 and complete compliance with the terms of PolyMet's environmental permits;
  Business continuity in spite of pandemic-related restrictions and no work-related illnesses;

  Favorable rulings by the Minnesota Supreme Court after the company petitioned the Court to review two lower court rulings. One of those cases regarded the Permit to Mine and dam safety permits, and the other, the air permit. Of the many questions decided by the court in both cases, PolyMet and state agencies prevailed in the vast majority of them, including the key legal issues in both cases;
  Successful defense of six of the 11 state and federal cases that have been brought against the project. The remaining five cases are in various stages of litigation or appeal, but are for the most part well advanced in the process; and,
  Continued environmental compliance with the conditions of PolyMet permits.

Mr. Cherry said key objectives for the months ahead include:

  Successful defense of outstanding cases challenging PolyMet permits, including a court-ordered contested case hearing related to the effectiveness of bentonite clay capping for eventual closure of NorthMet's tailings basin, and a potential hearing by the Army Corps of Engineers related to the state's water quality certification as it relates to our federal wetlands permit;
  Continued engineering and optimization of the project; and,
  Continued compliance of environmental permits.

"NorthMet will provide the metals that are critical to global carbon reduction efforts, and those solutions start with the build-out of clean energy technologies such as wind turbines, solar arrays and electric vehicles," Mr. Cherry told shareholders. "We remain committed to building the project as a modern and safe mining operation that generates the jobs and economic benefits we have promised, and returns value to our shareholders and the communities where we operate."

*  *  *  *  *

About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to be permitted within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2020, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.